Continental Assurance Company

                        Separate Account (B)

                        Report to Participants

                        December 31, 1995






CNA


L 554-921 (12/95)           2/96

--------------------------------------------------------------------------------
Dear Participant:
--------------------------------------------------------------------------------

     Separate Account (B) ended the year with an Accumulated Unit Value increase of 32.66% while the dividend-adjusted Standard and Poor's Composite Index (S&P) increased by 37.53%. Although we trailed the S&P, Separate Account (B) did beat the 31.11% average gain of domestic stock funds as reported by the Wall Street Journal.

     1995 was an excellent year for financial markets. Not only were domestic stock funds up 31.11% on average, but taxable bond funds also had a stellar year, gaining 15.62% on average. Economic conditions throughout the year remained positive for the markets. Growth continued at a moderate pace and inflation remained muted. Corporate cash flow remained strong reflecting record earnings. The Federal Reserve made its last tightening move in February 1995, raising the federal funds rate on overnight bank loans from 5.50% to 6.00% and the discount rate from 4.75% to 5.25%. Subsequently, The Federal Reserve dropped the fed funds rate by .25% each on July 6 and December 19 to 5.50%, but left the discount rate unchanged at 5.25%. Moderating interest rates, record earnings, and strong cash flows into equity mutual funds resulted in a banner year for the stock markets.

     Separate Account (B) remained essentially fully invested throughout the year. Although at times our cash position rose moderately, management did not intend to make large bets on the direction of the stock market. As we have commented on in previous reports, we have been moderately overweighted in the Capital Goods-Technology sector. At mid-year this sector comprised 28.39% of Separate Account (B)'s portfolio versus 15.59% for the S&P. As the year developed it became apparent that this sector was going to become more volatile. We took some profits in stocks of Motorola and Applied Materials while maintaining core positions in these companies. At the same time, we completely eliminated positions in less liquid stocks such as Fusion Systems and EMC, both at very nice gains. We also sold a position in convertible bonds of Magnetek, Inc. which was clearly underperforming the market and on which we took a loss. At year end this sector accounted for 22.24% of the portfolio. Our next largest sector is Consumer-Services at 16.60% of the portfolio, which includes such diverse industries as cable television, entertainment, hospital management and restaurants. Some of our holdings here include Tele-Communications, Inc., Healthsouth Corporation and McDonald's Corp.

     Returns in excess of 35% for the market are rare and have occurred for the S&P only 10 times in the past 100 years. Although a correction could occur and probably will occur during 1996, there continues to be certain positives for the market. Inflation remains moderate, which should temper any potential rise in interest rates. In fact, if there is another move by the Federal Reserve, we believe that fed funds could again be lowered. Although the rate of earnings increase apparently has peaked, absolute earnings should advance during the year. Generally, the fourth year of a Presidential cycle has a positive effect on the performance of the market. Also, in 8 of the 10 years the S&P exceeded 35% the market was up the following year--the exceptions being 1929 and 1934.

     We remain guardedly optimistic for 1996. Major market declines are typically initiated by (1) recession, (2) accelerating inflation and attendant interest rate increases, and (3) overvaluation of the market in general. We do not believe these factors are driving forces at this point in time.

     Thank you for your continued support and participation.


Cordially,


/S/ DONALD C. RYCROFT

Donald C. Rycroft
Chairman of the Committee
Separate Account (B)

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
--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS

               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================

                                                                              YEAR ENDED DECEMBER 31
                                                         ------------------------------------------------------
(Per accumulation unit outstanding during the period)          1995     1994       1993       1992        1991
---------------------------------------------------------------------------------------------------------------
Value at beginning of period                                 $ 8.85     $8.91      $7.70      $7.29       $5.45
                                                             ------     -----      -----      -----       -----
Investment income                                               .19       .19        .15        .16         .19
Fees                                                            .09       .07        .07        .06         .05
                                                             ------     -----      -----      -----       -----
        INVESTMENT INCOME--NET                                  .10       .12        .08        .10         .14
Net gain (loss) on investments                                 2.79      (.18)      1.13        .31        1.70
                                                             ------     -----      -----      -----       -----
        NET INCREASE (DECREASE) IN PARTICIPANTS' EQUITY
          RESULTING FROM OPERATIONS                            2.89      (.06)      1.21        .41        1.84
                                                             ------     -----      -----      -----       -----
VALUE AT END OF PERIOD                                       $11.74     $8.85      $8.91      $7.70       $7.29
                                                             ======     =====      =====      =====       =====
Ratio of investment income--
  net to average participants' equity                           1.0%      1.3%       1.0%       1.4%        2.1%
Ratio of fees to average participants' equity                   .83%      .83%       .83%       .83%        .83%
Portfolio turnover rate                                          46%       52%        69%        71%         13%
Number of accumulation units outstanding
  at end of period                                        8,763,186  9,298,777  9,385,475  9,935,498  10,485,925
----------------------------------------------------------------------------------------------------------------
                See accompanying Notes to Financial Statements.

--------------------------------------------------------------------------------

                     COMMITTEE FOR SEPARATE ACCOUNT (B)
--------------------------------------------------------------------------------
                                  MEMBERS
--------------------------------------------------------------------------------
Donald C. Rycroft, Chairman
Senior Vice President
Continental Assurance Company

Richard W. Dubberke
Vice President and Portfolio Manager
Continental Assurance Company

Richard T. Fox
President
21st Century Environmental Management, Inc.

William W. Tongue
Professor of Economics and Finance, Emeritus
University of Illinois at Chicago

Peter J. Wrenn
President
Hudson Technology, Inc.

--------------------------------------------------------------------------------
SECRETARY
Lynne Gugenheim
Counsel
Continental Assurance Company

AUDITORS
Deloitte & Touche LLP
Chicago, Illinois

CUSTODIAN
First National Bank of Chicago
--------------------------------------------------------------------------------
     This report has been prepared for the information of participants in Continental Assurance Company Separate Account (B) and is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus that includes information regarding Separate Account (B)'s objectives, policies, management, records, sales commissions and other information.

----------------------------------
RECORD OF ACCUMULATION UNIT VALUES
----------------------------------


                      UNIT
        VALUATION    MARKET
          DATE       VALUE
---------------------------
1995  December 31    $11.74
1994  December 31      8.85
1993  December 31      8.91
1992  December 31      7.70
1991  December 31      7.29
1990  December 31      5.45
1989  December 31      5.31
1988  December 31      4.56
1987  December 31      3.91
1986  December 31      3.72

     The Annuity Unit Values shown at the right are based on the monthly increases or decreases in the accumulation unit values in excess of an assumed annualized rate of 3 1/2% and rounded to the nearest cent.

-----------------------------
RECORD OF ANNUITY UNIT VALUES
-----------------------------

                    UNIT
      VALUATION    MARKET
        DATE       VALUE
-------------------------
1996  January 1    $4.36
1995  January 1     3.35
1994  January 1     3.39
1993  January 1     3.14
1992  January 1     2.71
1991  January 1     2.36
1990  January 1     2.40
1989  January 1     2.08
1988  January 1     1.86
1987  January 1     1.94

--------------------------------------------------------------------------------
        ILLUSTRATION OF AN ASSUMED INVESTMENT IN ONE ACCUMULATION UNIT
--------------------------------------------------------------------------------

     Separate Account (B) does not make distributions of investment income and realized capital gains; therefore, the unit values include investment income and capital gains. This chart displays the unit value at December 31 for the past ten years. This period was one of mixed common stock prices. The values shown should not be considered representations of values which may be achieved in the future.


                      [CHART APPEARS HERE]

                              UNIT
                             VALUE
                      1995   $11.74
                      1994     8.85
                      1993     8.91
                      1992     7.70
                      1991     7.29
                      1990     5.45
                      1989     5.31
                      1988     4.56
                      1987     3.91
                      1986     3.72

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
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                            SCHEDULE OF INVESTMENTS
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
========================================================================================================
DECEMBER 31, 1995
                                                                       NUMBER OF               MARKET
(All investments are in securities of unaffiliated issuers)             SHARES                 VALUE
--------------------------------------------------------------------------------------------------------
COMMON STOCKS:

AEROSPACE-(3.2%)
Loral Corp.                                                               94,000            $  3,325,250
                                                                                            ------------
BROADCASTING-(1.3%)
Tele-comm Liberty Media Gr-A*                                             49,250               1,323,594
                                                                                            ------------
CHEMICAL-(3.3%)
Hercules Inc.                                                             30,000               1,691,250
Minerals Technologies Inc.                                                47,300               1,726,450
                                                                                            ------------
                                                                                               3,417,700
                                                                                            ------------
COMPUTER TECHNOLOGY-(6.8%)
First Data Corp.                                                          40,000               2,675,000
Hewlett-Packard Company                                                   27,000               2,261,250
Xerox Corporation                                                         15,000               2,055,000
                                                                                            ------------
                                                                                               6,991,250
                                                                                            ------------
COSMETICS-(2.6%)
The Gillette Company                                                      52,000               2,710,500
                                                                                            ------------
DIVERSIFIED-(5.5%)
Tenneco Inc.                                                              40,000               1,985,000
Thermo Electron Corp.*                                                    69,750               3,627,000
                                                                                            ------------
                                                                                               5,612,000
                                                                                            ------------
ELECTRONIC COMPONENTS-(5.5%)
Molex Incorporated/Class A                                               103,437               3,167,758
Motorola, Inc.                                                            44,000               2,508,000
                                                                                            ------------
                                                                                               5,675,758
                                                                                            ------------
ENGINEERING & CONSTRUCTION-(2.1%)
Fluor Corporation                                                         33,000               2,178,000
                                                                                            ------------
FINANCIAL SERVICES (BANK)-(8.4%)
Boatmens Bancshares Inc.                                                  72,000               2,943,000
Citicorp                                                                  50,500               3,396,125
PNC Bank Corp.                                                            70,000               2,257,500
                                                                                            ------------
                                                                                               8,596,625
                                                                                            ------------


--------------------------------------------------------------------------------------------------------
                            SCHEDULE OF INVESTMENTS
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
========================================================================================================
DECEMBER 31, 1995
                                                                       NUMBER OF               MARKET
(All investments are in securities of unaffiliated issuers)             SHARES                 VALUE
--------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES (LEASING)-(1.9%)
A T & T Capital Corp.                                                     50,000               1,912,500
                                                                                            ------------
FOODS-(2.5%)
C P C International Inc.                                                  36,800               2,525,400
                                                                                            ------------
HEALTH CARE-(11.5%)
Cardinal Health, Inc.                                                     46,500               2,545,875
Healthsouth Corp.*                                                       104,000               3,029,000
Pfizer Inc.                                                               59,400               3,742,200
United HealthCare Corp.                                                   40,000               2,620,000
                                                                                            ------------
                                                                                              11,937,075
                                                                                            ------------
HOSPITAL MANAGEMENT-(1.5%)
Columbia HCA Healthcare Corp.                                             30,000               1,522,500
                                                                                            ------------

--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)
              CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================
DECEMBER 31, 1995
(All investments are in securities           NUMBER OF                 MARKET
  of unaffiliated issuers)                    SHARES                   VALUE
--------------------------------------------------------------------------------
COMMON STOCKS:
  HOUSEHOLD PRODUCTS-(3.1%)
  Procter & Gamble Co.                        38,300                 $ 3,178,900
                                                                     -----------
  LEISURE/GAMBLING-(1.2%)
  Circus Circus Enterprises, Inc.*            43,610                   1,215,629
                                                                     -----------
  MACHINERY-(2.5%)
  Illinois Tool Works, Inc.                   44,400                   2,619,600
                                                                     -----------
  METALS (DIVERSIFIED)-(1.3%)
  Aluminum Co. of America                     25,000                   1,321,875
                                                                     -----------
  NATURAL GAS PIPELINE-(3.0%)
  Enron Corp.                                 80,000                   3,050,000
                                                                     -----------
  OFFICE PRODUCTS-(2.5%)
  Boise Cascade Office Products Corporation*  59,500                   2,543,625
                                                                     -----------
  OIL & GAS EQUIPMENT-(2.2%)
  Camco International Inc.                    80,000                   2,240,000
                                                                     -----------
  OIL & GAS EXPLORATION-(2.0%)
  Vastar Resources Inc.                       65,700                   2,085,975
                                                                     -----------
  PAPER & FOREST PRODUCTS-(1.7%)
  Buckeye Cellulose Corp.*                    80,000                   1,760,000
                                                                     -----------
  PHARMACEUTICAL-(2.3%)
  Schering-Plough Corporation                 44,000                   2,409,000
                                                                     -----------
  RAILROADS-(2.3%)
  Burlington Northern Santa Fe                30,212                   2,356,536
                                                                     -----------
  RESTAURANTS/FAST FOODS-(2.2%)
  McDonald's Corporation                      50,000                   2,256,250
                                                                     -----------
  RETAIL STORES-(3.9%)
  Home Depot Inc.                             48,333                   2,313,942
  The Sports Authority, Inc.*                 86,500                   1,762,438
                                                                     -----------
                                                                       4,076,380
                                                                     -----------
  SEMICONDUCTOR-(3.3%)
  Applied Materials Inc.*                     49,000                   1,929,375
  Intel Corp.                                 25,000                   1,418,750
                                                                     -----------
                                                                       3,348,125
                                                                     -----------
  TELECOMMUNICATIONS-(4.2%)
  A T & T Corporation                         39,000                   2,525,250
  Tele-Communications, Inc./Class A*          91,000                   1,808,625
                                                                     -----------
                                                                       4,333,875
                                                                     -----------
          TOTAL COMMON STOCKS-(93.8%)                                 96,523,922
                                                                     -----------

--------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)
              CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================

DECEMBER 31, 1995
(All investments are in securities                                     MARKET
  of unaffiliated issuers)                    PAR VALUE                VALUE
--------------------------------------------------------------------------------

BONDS:

  TRANSPORTATION-(1.7%)
  AMR Corporation, Conv. Sub. Deb., 6.125%,
   due 11/01/24                               $1,750,000            $  1,785,000
                                                                    ------------
        TOTAL BONDS-(1.7%)                                             1,785,000
                                                                    ------------
SHORT-TERM NOTES:

  BANKS-(1.9%)
  The First National Bank of Chicago
   Eurodollar Time Deposit, 6.0%,
   due 1/02/96                                 1,946,000               1,946,973
                                                                    ------------
  U.S. GOVERNMENT-(2.5%)
  United States Treasury Bills, 4.5%,
   due 1/04/96                                 2,560,000               2,559,040
                                                                    ------------
        TOTAL SHORT-TERM NOTES-(4.4%)                                  4,506,013
                                                                    ------------
        TOTAL INVESTMENTS-(99.9%)                                    102,814,935
  Cash and receivables less liabilities-(0.1%)                            30,149
--------------------------------------------------------------------------------
PARTICIPANTS' EQUITY--NET ASSETS--(100.0%)                          $102,845,084
================================================================================

* Non-income producing security in 1995.

                See accompanying Notes to Financial Statements.

--------------------------------------------------------------------------------
                            STOCK PORTFOLIO CHANGES

               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)

================================================================================
YEAR ENDED DECEMBER 31, 1995 (IN SHARES)         INCREASED  DECREASED  NOW OWNED
--------------------------------------------------------------------------------
COMMON STOCK:
A T & T Capital Corp.                                  -      30,000     50,000
A T & T Corporation                                39,000         -      39,000
AVX Corporation                                     5,000      5,000         -
Aluminum Co. of America                            25,000         -      25,000
Applied Materials Inc.                             24,500     34,500     49,000
Boise Cascade Office Products Corporation          69,500     10,000     59,500
Buckeye Cellulose Corp.                            80,000         -      80,000
Burlington Northern Santa Fe                       30,213          1     30,212
C P C International Inc.                           36,800         -      36,800
Cardinal Health, Inc.                              21,500         -      46,500
Circus Circus Enterprises, Inc.                    63,610     20,000     43,610
Columbia HCA Healthcare Corp.                      30,000         -      30,000
Dana Corp.                                             -      62,000         -
E M C Corp.                                            -     123,000         -
Falcon Building Products, Inc.                         -      30,000         -
Fluor Corporation                                  33,000         -      33,000
Foster Wheeler Corp.                               10,000     10,000         -
Fusion Systems Corporation                         20,000     84,800         -
The Gillette Company                               29,000         -      52,000
Healthsouth Corp.                                  59,500     15,000    104,000
Hercules Inc.                                      30,000         -      30,000
Hewlett-Packard Company                            27,000         -      27,000
--------------------------------------------------------------------------------
                                       6
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
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                                  STOCK PORTFOLIO CHANGES (CONTINUED)
                           CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
========================================================================================================
YEAR ENDED DECEMBER 31, 1995, (IN SHARES)                         INCREASED     DECREASED      NOW OWNED
--------------------------------------------------------------------------------------------------------
COMMON STOCK:
Illinois Tool Works, Inc.                                                -         16,500         44,400
Intel Corp.                                                         25,000              -         25,000
Loral Corp.                                                         47,000              -         94,000
Maytag Corporation                                                  90,000         90,000              -
McDonald's Corporation                                              50,000              -         50,000
Minerals Technologies Inc.                                               -         19,000         47,300
Molex Incorporated/Class A                                          20,688          8,501        103,437
Morton International Inc.                                                -         61,500              -
Motorola, Inc.                                                           -          9,000         44,000
PMI Group Inc.                                                       2,000          2,000              -
PNC Bank Corp.                                                      70,000              -         70,000
Panamerican Beverages, Inc.                                              -         56,500              -
Pfizer Inc.                                                         34,700         15,300         59,400
Qualcomm Inc.                                                       10,000         10,000              -
Schering-Plough Corporation                                         22,000              -         44,000
The Sports Authority, Inc.                                           5,000              -         86,500
Tele-Communications, Inc./Class A                                        -         18,000         91,000
Tele-comm Liberty Media Gr-A                                        49,250              -         49,250
Temple-Inland Inc.                                                       -         37,250              -
Thermo Electron Corp.                                               23,250              -         69,750
USX-U S Steel Group                                                 40,000         40,000              -
Union Carbide Corp.                                                 30,000         30,000              -
United HealthCare Corp.                                              5,000              -         40,000
Xerox Corporation                                                   15,000              -         15,000
PREFERRED STOCK:
Arkansas Best Corp., $2.875 Conv. Pfd. Series A                          -         25,000              -
Burlington Northern Inc., $6.25 Conv. Pfd. Series A                      -         28,400              -
Burlington Northern Santa Fe Corp., $6.25 Conv. Pfd. Series A       28,400         28,400              -
Ford Motor Co., $4.20 conv. Pfd. Series A                                -         26,000              -
--------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                  TEN LARGEST COMMON STOCK HOLDINGS
                           CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
=========================================================================================================
                                                                                MARKET           % OF NET
DECEMBER 31, 1995                                                               VALUE             ASSETS
---------------------------------------------------------------------------------------------------------
Pfizer Inc.                                                                    $3,742,200            3.6%
Thermo Electron Corp.                                                           3,627,000            3.5
Citicorp                                                                        3,396,125            3.3
Loral Corp.                                                                     3,325,250            3.2
Procter & Gamble Co.                                                            3,178,900            3.1
Molex Incorporated/Class A                                                      3,167,758            3.1
Enron Corp.                                                                     3,050,000            3.0
Healthsouth Cop.                                                                3,029,000            2.9
Boatmens Bancshares Inc.                                                        2,943,000            2.9
The Gillette Company                                                            2,710,500            2.6
---------------------------------------------------------------------------------------------------------
                                                                              $32,169,733           31.2%
=========================================================================================================

--------------------------------------------------------------------------------
                      STATEMENT OF ASSETS AND LIABILITIES
              CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================

DECEMBER 31                                                                1995            1994
---------------------------------------------------------------------------------------------------
ASSETS
  Investments in securities of unaffiliated issuers--Note 1:
    Common stocks at market (cost $65,102,944 and $50,829,840)          $ 96,523,922    $63,213,074
    Preferred stocks at market (cost $5,350,658)                                  -       4,932,425
    Bonds at market (cost $1,763,438 and $7,858,969)                       1,785,000      7,172,875
    Short-term notes at amortized cost (approximates market)               4,506,013      7,145,177
                                                                        ------------    -----------
      TOTAL INVESTMENTS                                                  102,814,935     82,463,551
  Cash                                                                           441             -
  Dividends receivable--Note 1                                               113,049         73,775
  Interest receivable                                                         17,767        117,138
  Receivable from Continental Assurance Company for fund deposits                 -           2,349
                                                                        ------------    -----------
      TOTAL ASSETS                                                       102,946,192     82,656,813
                                                                        ------------    -----------
LIABILITIES
  Fees payable to Continental Assurance Company--Note 4                       37,153         29,714
  Payable for Securities Purchased                                                -         335,793
  Payable to Continental Assurance Company for fund withdrawals               63,955         26,876
                                                                        ------------    -----------
      TOTAL LIABILITIES                                                      101,108        392,383
---------------------------------------------------------------------------------------------------
PARTICIPANTS' EQUITY--NET ASSETS (8,763,186 and 9,298,777 units issued
  and outstanding at $11.74 and $8.85 per unit)--Note 2                 $102,845,084    $82,264,430
===================================================================================================

---------------------------------------------------------------------------------------------------------

                            STATEMENT OF OPERATIONS
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)

=========================================================================================================
YEAR ENDED DECEMBER 31                                                          1995            1994
---------------------------------------------------------------------------------------------------------
Investment income:
  Dividends                                                                  $ 1,103,176    $  1,039,107
  Interest                                                                       586,862         737,444
                                                                             -----------    ------------
                                                                               1,690,038       1,776,551
                                                                             -----------    ------------
Fees (Continental Assurance Company)--Note 4:
  Investment advisory fees                                                       462,018         415,070
  Service fees                                                                   304,932         273,945
                                                                             -----------    ------------
                                                                                 766,950         689,015
                                                                             -----------    ------------
      INVESTMENT INCOME--NET                                                     923,088       1,087,536
                                                                             -----------    ------------
Investment gain (loss)--Note 3:
  Net realized gain                                                            5,038,356       8,420,855
  Net unrealized gain (loss)                                                  20,163,632     (10,188,758)
                                                                             -----------    ------------
      NET GAIN (LOSS) ON INVESTMENTS                                          25,201,988      (1,767,903)

---------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN PARTICIPANTS' EQUITY RESULTING FROM OPERATIONS    $26,125,076    $   (680,367)
=========================================================================================================

                See accompanying Notes to Financial Statements.

----------------------------------------------------------------------------------------------------------------
                                 STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================================================
YEAR ENDED DECEMBER 31                                                                 1995             1994
----------------------------------------------------------------------------------------------------------------
From operations:
  Investment income--net                                                            $    923,088    $  1,087,536
  Net realized gain on investments                                                     5,038,356       8,420,855
  Net unrealized gain (loss) on investments                                           20,163,632     (10,188,758)
                                                                                    ------------    ------------
      Net increase (decrease) in participants' equity resulting from operations       26,125,076        (680,367)
                                                                                    ------------    ------------
From unit transactions:
  Sales                                                                                1,920,287       2,726,160
  Withdrawals                                                                         (7,464,709)     (3,425,130)
                                                                                    ------------    ------------
      Net decrease in participants' equity resulting from unit transactions           (5,544,422)       (698,970)
                                                                                    ------------    ------------
      TOTAL INCREASE (DECREASE) IN PARTICIPANTS' EQUITY                               20,580,654      (1,379,337)
Participants' equity, January 1                                                       82,264,430      83,643,767
----------------------------------------------------------------------------------------------------------------
PARTICIPANTS' EQUITY, DECEMBER 31                                                   $102,845,084    $ 82,264,430
================================================================================================================
                                See accompanying Notes to Financial Statements
----------------------------------------------------------------------------------------------------------------

                        NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                   NOTE 1. SIGNIFICANT ACCOUNTING POLICIES:
================================================================================
ORGANIZATION

     Continental Assurance Company Separate Account (B) (Separate Account
(B)) is registered under the Investment Company Act of 1940, as amended, as an open-end diversified management investment company. Separate Account (B) is part of Continental Assurance Company (Assurance), an Illinois life insurance company which is a wholly-owned subsidiary of Continental Casualty Company (Casualty). Casualty is wholly-owned by CNA Financial Corporation (CNA). Loews Corporation owns approximately 84% of the outstanding common stock of CNA.

     The operations of Assurance include the sale of certain variable annuity contracts, the proceeds of which are invested in Separate Account (B). Assurance also provides investment advisory and administrative services to Separate Account (B) for a fee.

     The assets and liabilities of Separate Account (B) are segregated from those of Assurance.

INVESTMENTS

     Investments in securities traded on national securities exchanges are valued at the last reported sales price on each business day of the year. Securities not traded on a national exchange are valued at the bid price of over-the-counter market quotations. Short-term notes are valued at cost plus accrued discount or interest (amortized cost) which approximates market.

     Net realized gains and losses on sales of securities are determined as the difference between proceeds and cost, using the specific identification method. There are no differences in cost for financial statement and Federal income tax purposes.

     Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

     Separate Account (B) may loan securities, up to a maximum of 25% of its net assets, to brokers under loan agreements which are fully secured by cash or government securities. Loaned securities are not reported herein as purchases or sales since Separate Account (B) remains the owner of loaned securities. No loans were outstanding at December 31, 1995 and 1994.

FEDERAL INCOME TAXES

     Under existing Federal income tax law, no taxes are payable on net investment income and net realized capital gains, which are reinvested in Separate Account (B) and taken into account in determining unit values.


--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                          NOTE 2. PARTICIPANTS' EQUITY--NET ASSETS:
==============================================================================================
Participants' equity--net assets consisted of the following:
----------------------------------------------------------------------------------------------
DECEMBER 31                                                          1995            1994
----------------------------------------------------------------------------------------------
From operations:
  Accumulated investment income--net                             $ 50,528,319    $ 49,605,231
  Accumulated net realized gain on investment transactions         67,248,430      62,210,074
  Accumulated unrealized gain                                      31,965,754      14,630,323
  Accumulated unrealized loss                                        (523,215)     (3,351,416)
                                                                 ------------    ------------
    Accumulated income                                            149,219,288     123,094,212
From unit transactions:
  Accumulated proceeds from sale of units, net of withdrawals     (46,374,204)    (40,829,782)
----------------------------------------------------------------------------------------------
TOTAL PARTICIPANTS' EQUITY--NET ASSETS                           $102,845,084    $ 82,264,430
==============================================================================================

----------------------------------------------------------------------------------------------
                                     NOTE 3. INVESTMENTS:
==============================================================================================
NET REALIZED GAIN ON INVESTMENTS
YEAR ENDED DECEMBER 31                                               1995            1994
----------------------------------------------------------------------------------------------
Aggregate proceeds                                               $318,899,683    $574,657,984
Aggregate cost                                                    313,861,327     566,237,129
----------------------------------------------------------------------------------------------
  Net realized gain                                              $  5,038,356    $  8,420,855
==============================================================================================
CHANGE IN UNREALIZED GAIN ON INVESTMENTS
YEAR ENDED DECEMBER 31                                               1995            1994
----------------------------------------------------------------------------------------------
Unrealized gain on investments:
  Balance, December 31                                           $ 31,442,539    $ 11,278,907
  Less balance, January 1                                          11,278,907      21,467,665
----------------------------------------------------------------------------------------------
  Change in net unrealized gain                                  $ 20,163,632    $(10,188,758)
==============================================================================================
AGGREGATE COST OF SECURITIES PURCHASED
YEAR ENDED DECEMBER 31                                               1995            1994
----------------------------------------------------------------------------------------------
Common stocks                                                    $ 35,759,614    $ 31,810,643
Preferred stocks                                                    2,103,588       3,169,213
Bonds                                                               1,763,438       4,815,531
Short-term notes                                                  274,431,387     535,565,058
----------------------------------------------------------------------------------------------
  Total purchases                                                $314,058,027    $575,360,445
==============================================================================================

--------------------------------------------------------------------------------
                            NOTE 4. MANAGEMENT FEES:
================================================================================
     Separate Account (B) pays fees to Assurance for investment advisory and management services (investment advisory fees) which are set by contract at one-half of one percent per annum of the average daily net assets of Separate Account (B).

     The Investment Advisory Agreement additionally provides for the reimbursement to Assurance for certain legal, accounting and other expenses (service fees). Such reimbursement is computed at the rate of .33 of one percent per annum of the average daily net assets of Separate Account (B).

     Participants pay fees to Assurance for sales and administrative services. Sales fees represent costs paid by participants upon purchase of additional accumulation units; administrative fees are deducted annually from certain participants' accounts.

--------------------------------------------------------------------------------
FEES AND EXPENSES PAID TO ASSURANCE
YEAR ENDED DECEMBER 31                                      1995        1994
--------------------------------------------------------------------------------
Investment advisory fees                                  $462,018    $415,070
Service fees                                               304,932     273,945
                                                          --------    --------
    Total fees charged to fund income                      766,950     689,015
Sales and administrative fees paid by participants          13,563      65,144
--------------------------------------------------------------------------------
    Total                                                 $780,513    $754,159
================================================================================

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
================================================================================
The Committee Members and the Participants of
Continental Assurance Company Separate Account (B)

     We have audited the accompanying statement of assets and liabilities, including the schedule of investments as of December 31, 1995, of Continental Assurance Company Separate Account (B) (a separate account of Continental Assurance Company (the Company), which is an affiliate of CNA Financial Corporation, an affiliate of Loews Corporation) as of December 31, 1995 and 1994, and the related statements of operations and changes in participants' equity for the years then ended, and the financial highlights for each of the five years in the period ended December 31, 1995. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Continental Assurance Company Separate Account (B) as of December 31, 1995 and 1994, the results of its operations, the changes in its participants' equity for the years then ended, and the financial highlights for each of the five years in the period then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Chicago, Illinois
February 14, 1996